UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 9, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated August 8, 2011 announcing the court’s ruling regarding Sonera Holding BV’s lawsuit.

August 8, 2011

COURT DECISION ON LAWSUIT FILED BY SONERA HOLDING BV

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

We have previously announced that our shareholder Sonera Holding BV had filed a lawsuit requesting the addition of a new item to the agenda of our extraordinary general assembly to be held on August 11, 2011, pertaining to “the removal and election of one or more board members”, and also requested a provisional order for the extraordinary general assembly not be convened until the court decision is taken and to reschedule the meeting to a later date.

The court decided to reject Sonera Holding BV’s request today. Turkcell’s Extraordinary General Assembly will be held as planned on August 11, 2011 with the previously announced agenda.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 9, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 9, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head